July 16, 2018

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Diamondback Energy, Inc. (the “Registrant”) and Diamondback E&P LLC and Diamondback O&G LLC (“Co-Registrants” and, together with the Registrant, the “Registrants”)
Registration Statement on Form S-4
File No. 333-225930

Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-4 (File No. 333-225930), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on June 28, 2018. Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrants respectfully request that the effective date for the Registration Statement be accelerated to July 18, 2018 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

Diamondback Energy, Inc.

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, Secretary and General Counsel

Diamondback E&P LLC

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, Secretary and General Counsel

Diamondback O&G LLC

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, Secretary and General Counsel

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP